NO ACT

PE
1-6-2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO[redacted]
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

10010578

January 28, 2010

Received SEC
JAN 28 2010
Washington, DC 20549

Marc S. Bocci
Associate General Counsel and
Corporate Secretary
Portland General Electric Company
Legal Department
121 SW Salmon Street
Portland, OR 97204

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-28-2010

Re: Portland General Electric Company
Incoming letter dated January 6, 2010

Dear Mr. Bocci:

This is in response to your letter dated January 6, 2010 concerning the shareholder proposal submitted to PGE by As You Sow on behalf of Miller/Howard Investments, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Amy Galland
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

January 28, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Portland General Electric Company
Incoming letter dated January 6, 2010

The proposal relates to the adoption of quantitative goals.

There appears to be some basis for your view that PGE may exclude the proposal under rule 14a-8(e)(2) because PGE received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if PGE omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PGE

Portland General Electric Company
Legal Department
121 SW Salmon Street • Portland, Oregon 97204
(503) 464-8840 • Facsimile (503) 464-2200
marc.bocci@pgn.com

Marc S. Bocci
Associate General Counsel
Corporate Secretary

January 6, 2010

Exchange Act – Rule 14a-8(e)

Via E-mail and Overnight Delivery

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: Portland General Electric Company
Rule 14a-8: Intention to Omit Shareholder Proposal

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Portland General Electric Company ("PGE" or the "Company") hereby notifies the U.S. Securities and Exchange Commission of its intention to exclude from PGE's 2010 proxy statement and form of proxy the shareholder proposal submitted to PGE by the As You Sow Foundation (on behalf of Miller/Howard Investments, Inc. as manager of the Elm Lawn Cemetery Trust) (the "Shareholder Proposal"), on the grounds that the proposal was received by PGE after the deadline for submission. A copy of the Shareholder Proposal is attached hereto as Exhibit A. In accordance with Rule 14a-8(j), I have concurrently sent a copy of this letter to As You Sow Foundation, informing them of our intention to exclude the Shareholder Proposal from PGE's 2010 proxy materials.

Pursuant to Rule 14a-8(e)(2) a shareholder proposal submitted with respect to a company's regularly-scheduled annual meeting must be received at the company's principal executive office not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. PGE's proxy statement relating to its 2009 annual meeting was released to shareholders on April 3, 2009, as disclosed in such proxy statement. Accordingly, the deadline for submission of a shareholder proposal for PGE's 2010 proxy statement, as determined under Rule 14a-8(e)(2), was December 4, 2009 (120 calendar days prior to April 3, 2010). The Shareholder Proposal was not received until December 8, 2009.

In accordance with Rule 14a-5(e), PGE disclosed in its 2009 proxy statement the deadline for receipt of shareholder proposals to be considered for inclusion in the proxy materials for the

2010 annual meeting. Specifically, page 57 of the Company's 2009 proxy statement states the following under the heading "Shareholder Proposals for the 2010 Annual Meeting of Shareholders":

> We plan to hold our 2010 annual meeting of shareholders on May 13, 2010. If you wish to submit a proposal to be considered for inclusion in our proxy materials for the 2010 annual meeting of shareholders, the proposal must be in proper form as required by Rule 14a-8 of the Securities Exchange Act of 1934, and our Corporate Secretary must receive the proposal by December 4, 2009.

Rule 14a-8(e)(2) provides for alternative methods of calculating the deadline for shareholder proposal submissions if the company did not hold an annual meeting the previous year or if the date of the current year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting. PGE's previous annual meeting of shareholders was held on May 13, 2009. Although the date for the 2010 annual meeting has not been set definitively, PGE expects it to be held on May 13, 2010 (as indicated in the 2009 proxy statement), and in no event later than June 13, 2010 or earlier than April 12, 2010. Thus, the current situation does not implicate the alternative methods of calculation set out in Rule 14a-8(e)(2) and PGE's application of the 120 calendar day advance receipt requirement is appropriate.

Rule 14a-8(f) requires that a company notify the proposing shareholder of any deficiencies in the proposal within 14 days of receipt. However, this requirement does not apply to a deficiency that cannot be remedied, such as when the proponent fails "to submit a proposal by the company's properly determined deadline."

In no-action letters, the Commission Staff has strictly construed the deadline for receipt of shareholder proposals under Rule 14a-8, and has consistently permitted companies to omit from proxy materials proposals received after the deadline, even if these proposals were received only a few days after the deadline. *See, e.g., Alcoa Inc.* (avail. Jan. 12, 2009) (proposal received four days after the deadline); *City National Corp.* (avail. Jan. 17, 2008) (proposal received one day after submission deadline); *Tootsie Roll Industries, Inc.* (avail. Jan. 14, 2008) (proposal received two days after the submission deadline); *Fisher Communications Inc.* (avail. Dec. 19, 2007) (proposal received two days after the submission deadline); *Smithfield Foods, Inc.* (avail. June 4, 2007) (proposal received one day after the submission deadline); *International Business Machines Corp.* (avail. Dec. 5, 2006) (proposal received one day after the submission deadline). In addition, the Commission Staff has recommended that shareholders submit proposals "well in advance of the deadline..." *See* Division of Corporate Finance, Staff Legal Bulletin No. 14 (July 13, 2001). These past positions and statements support PGE's adherence to its submission deadline in seeking to omit the Shareholder Proposal from the Company's 2010 proxy materials.

PGE will file the definitive proxy materials for its 2010 annual meeting with the Commission no earlier than April 1, 2010. Accordingly, this letter is filed with the Commission prior to the deadline specified in Rule 14a-8(j) (no later than 80 calendar days before filing definitive proxy materials with the Commission).

Because the failure to submit a shareholder proposal by the deadline established in accordance with Rule 14a-8(e)(2) is a deficiency that cannot be remedied, PGE respectfully requests that the Commission Staff concur that it will take no action if PGE excludes the Shareholder Proposal from PGE's 2010 proxy materials because the proponent submitted the proposal after the Company's properly determined and disclosed deadline for the submission of shareholder proposals.

Please call me at (503) 464-8840 if you have any questions or require any additional information.

Very truly yours,

Marc S. Bocci
Associate General Counsel and
Corporate Secretary

cc: Amy Galland, As You Sow Foundation (via Overnight Delivery)

As You Sow
Planting Seeds for Social Change
311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

Corporate Secretary
Portland General Electric Company
121 SW Salmon Street, 1WTC1301
Portland, Oregon 97204

DEC 08 2009
PGE LEGAL DEPT

30 November 2009

Dear Corporate Secretary,

The As You Sow Foundation is a non-profit organization whose mission is to promote corporate responsibility. We represent Miller/Howard Investments, Inc. and the Elm Lawn Cemetery Trust a beneficial shareholder of Portland General Electric Company.

Miller/Howard Inc. and the Elm Lawn Cemetery Trust has held at least $2,000 worth of Portland General Electric Company stock continuously for more than a year and these shares will be held through the date of the 2010 stockholders meeting. Proof of ownership is included.

I am hereby authorized to notify you that on behalf of Miller/Howard Investments Inc, and Elm Lawn Cemetery Trust, As You Sow is filing the enclosed resolution so that it will be included in the 2010 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934 and presented for consideration and action by the stockholders at the next annual meeting. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

The resolution requests that the Board of adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2010, on its plans to achieve these goals.

It is our practice to seek dialogue with companies to discuss the issues involved with the hope that the resolution might not be necessary and we trust that a dialogue of this sort is of interest to you as well.

Sincerely,

Amy Galland

Greenhouse Gas Emissions Reduction

WHEREAS

In October 2007, a group representing the world's 150 scientific and engineering academies, including the U.S. National Academy of Sciences, issued a report urging governments to lower greenhouse gas emissions by establishing a firm and rising price for such emissions and by doubling energy research budgets to accelerate deployment of cleaner and more efficient technologies.

In June 2009, the House of Representatives passed a climate change bill to regulate carbon dioxide emissions. In September 2009, a similar legislative proposal was introduced to the Senate. A majority of states has already entered into regional initiatives to reduce emissions in advance of the federal mandate. A comprehensive national climate change policy is anticipated.

In December 2009, government and scientific leaders from around the world are gathering in Copenhagen for formal talks on implementing the 1992 United Nations Framework Convention on Climate Change. The collective goal is the formulation of a climate treaty as the next step beyond the soon-to-expire Kyoto Protocol that set emissions targets for industrialized nations.

In October 2006, a report authored by former chief economist of the World Bank, Sir Nicolas Stern, estimated that climate change will cost between 5% and 20% of global domestic product if emissions are not reduced, and that greenhouse gases can be reduced at a cost of approximately 1% of global economic growth.

The electric industry accounts for more carbon dioxide emissions than any other sector, including the transportation and industrial sectors. U.S. power plants are responsible for nearly 40 percent of U.S. carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

Coal is the most carbon-polluting type of power generation. Coal accounted for 24% of power generation from Portland General Electric owned resources in 2008.

In the Carbon Disclosure Project's most recent annual survey, 60% of utility respondents disclosed absolute greenhouse gas emission reduction targets, and 60% disclosed emissions forecasts.

Some of Portland General Electric's electric industry peers who have set absolute reduction targets include American Electric Power, the nation's largest electric generator, Entergy, Duke Energy, Exelon, National Grid and Consolidated Edison. Those with intensity targets include CMS Energy, PSEG, NiSource and Pinnacle West.

Duke, Exelon, FPL, NRG, and others, through their participation in the U.S. Climate Action Partnership, have also publicly stated that the U.S. should reduce its GHG footprint by 60% to 80% from current levels by 2050. They have endorsed adoption of mandatory federal policy to limit CO_2 emissions as a way to provide economic and regulatory certainty needed for major investments in our energy future.

THEREFORE, BE IT RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2010, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Miller/Howard
INVESTMENTS, INC

November 30, 2009

As You Sow Foundation
311 California Street
Suite 510
San Francisco, CA 94104

Miller/Howard Investments, Inc. hereby authorizes As You Sow to file a shareholder resolution on our behalf at Portland General Electric requesting that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations.

Miller/Howard Investments, Inc. is the manager for the Elm Lawn Cemetery Trust, which has beneficial ownership of more than $2000 worth of Portland General Electric stock. Miller/Howard Investments, Inc. intends to hold the stock through the date of the company's annual meeting in 2010.

Miller/Howard Investments, Inc. gives As You Sow the authority to deal on our behalf with any and all aspects of the shareholder resolution. I understand that Miller/Howard Investments, Inc. may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Luan Steinhilber
Director of Social Research
Miller/Howard Investments, Inc.

PO Box 549 / 324 Upper Byrdcliffe Rd. / Woodstock, NY 12498
www.mhinvest.com fon 845.679.9166 fax 845.679.5862

FIFTH THIRD
INSTITUTIONAL SERVICES

November 23, 2009

Patricia Karr Seabrook
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, New York 12498

RE: Elm Lawn Trust
Portland General Electric

Dear Ms. Karr Seabrook:

Fifth Third Bank acts as custodian for the Elm Lawn Cemetery Trust with Miller/Howard Investments, Inc. as the manager for this portfolio.

We confirm that Elm Lawn Cemetery Trust has beneficial ownership of at least $2,000 in market value of the voting securities of Portland General Electric and that such beneficial ownership has existed for one or more years in accordance with Rule14a-8(a)(1) of the Securities Exchange Act of 1934. The original purchase date for these shares was October 29, 2007.

Should you require further information, please contact me directly.

Best regards,

Frank Portner
Vice President and Manager
Global Securities Services
Fifth Third Institutional Services
Phone: 312-704-5521